SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549


                               Schedule 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 8)




                       SUMMAGRAPHICS CORPORATION
                            (Name of Issuer)

                            Common Stock
                      (Title of Class of Securities)

                            865906  10 1
                           (CUSIP Number)



Check the following box if a fee is being paid with this statement
(   . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     Page 1 of 9 Pages



(Continued on following page(s))

Page 2 of 9 Pages

CUSIP NO. 865906 10 1

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Bessemer Venture Partners L.P.
      Tax Id. No. 13-3051093


2.    Check the Appropriate Box if a Member of a Group*

      (a)X

      (b)

3.    SEC Use Only


4.    Citizenship or Place of Organization

      Delaware


Number                 5.    Sole Voting Power                 22,420 shs
of
Shares                 6.    Shared Voting Power                     0
Beneficially
Owned by Each          7.    Sole Dispositive Power            22,420 shs
Reporting
Person With            8.    Shared Dispositve Power                 0



9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      22,420 shs


10.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*


11.   Percent of Class Represented by Amount in Row (11)

      0.49%

12.   Type of Reporting Person*
      PN



                 Page 3 of 9 Pages

CUSIP NO. 865906 10 1

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Bessemer Venture Partners II L.P.
      Tax Id. No. 13-3174238


2.    Check the Appropriate Box if a Member of a Group*

      (a)X

      (b)

3.    SEC Use Only


4.    Citizenship or Place of Organization

      Delaware


Number                 5.    Sole Voting Power                 284,142 shs
of
Shares                 6.    Shared Voting Power                     0
Beneficially
Owned by Each          7.    Sole Dispositive Power            284,142 shs
Reporting
Person With            8.    Shared Dispositve Power                 0



9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      284,142 shs


10.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*


11.   Percent of Class Represented by Amount in Row (11)

      6.18%

12.   Type of Reporting Person*

      PN

                       Page 4 of 9 Pages

CUSIP NO. 865906 10 1

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Deer & Co. (the General Partner of Bessemer Venture Partners L.P. - the shares reported on this page are the same as those reported on Page 2)
      Tax Id. No. 13-3054454


2.    Check the Appropriate Box if a Member of a Group*

      (a)X

      (b)

3.    SEC Use Only


4.    Citizenship or Place of Organization

      Delaware


Number                 5.    Sole Voting Power                 22,420 shs
of
Shares                 6.    Shared Voting Power                     0
Beneficially
Owned by Each          7.    Sole Dispositive Power            22,420 shs
Reporting
Person With            8.    Shared Dispositve Power                 0


9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      22,420 shs

10.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*


11.   Percent of Class Represented by Amount in Row (11)

      0.49%

12.   Type of Reporting Person*

      PN

                       Page 5 of 9 Pages

CUSIP NO. 865906 10 1

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Deer II & Co. (the General Partner of Bessemer Venture Partners II L.P. - the shares reported on this page are the same as those reported on Page 3)
      Tax Id. No. 13-3174240

2.    Check the Appropriate Box if a Member of a Group*

      (a)X

      (b)

3.    SEC Use Only


4.    Citizenship or Place of Organization

      Delaware

Number                 5.    Sole Voting Power                 284,142 shs
of
Shares                 6.    Shared Voting Power                     0
Beneficially
Owned by Each          7.    Sole Dispositive Power            284,142 shs
Reporting
Person With            8.    Shared Dispositve Power                 0


9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      284,142 shs


10.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*



11.   Percent of Class Represented by Amount in Row (11)

      6.18%


12.   Type of Reporting Person*

      PN

                       Page 6 of 9 Pages

CUSIP NO. 865906 10 1

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      G. Felda Hardymon
      S.S. No. ###-##-####


2.    Check the Appropriate Box if a Member of a Group*

      (a)

      (b) X

3.    SEC Use Only


4.    Citizenship or Place of Organization

      U.S.A.

Number                 5.    Sole Voting Power                 13,627 shs
of
Shares                 6.    Shared Voting Power                     0
Beneficially
Owned by Each          7.    Sole Dispositive Power            13,627 shs
Reporting
Person With            8.    Shared Dispositve Power                 0



9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      13,627 shs

10.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*



11.   Percent of Class Represented by Amount in Row (11)

      0.29%


12.   Type of Reporting Person*

      IN

                             Page 7 of 9 Pages

Item 1.

      (a)  Name of Issuer:

                 Summagraphics Corporation

      (b)  Address of Issuer's Principal Executive Office:

                 60 Silvermine Road
                 Seymour, Connecticut  06482


Item 2. (a), (b) and (c) Name of Persons Filing, Address of Principal Business Office and Citizenship:

           This statement is filed by Bessemer Venture Partners L.P. and Bessemer Venture Partners II L.P. (collectively referred to as "Bessemer"), which are Delaware limited partnerships having their principal office at 1025 Old Country Road, Westbury, New York, 11590. Bessemer's principal business is making venture capital investments for its own account and is carried on at its principal office.

           This statement is also filed by Deer & Co. and Deer II & Co., Delaware partnerships whose general partners are Neill H. Brownstein*, Robert H. Buescher, William T. Burgin, G. Felda Hardymon and Christopher Gabrieli, who are all United States citizens, and by Messrs. Buescher and Hardymon. Deer & Co. is the General Partner of Bessemer Venture Partners L.P. and Deer II & Co is the General Partner of Bessemer Venture Partners II L.P. and each has its principal office at the same address as Bessemer.
Deer & Co.'s and Deer II & Co.'s principal businesses are making venture capital investments for the account of Bessemer and are carried on at its principal offices. Mr. Brownstein's principal business address is at 3000 Sand Hill Road, Menlo Park, CA 94025. Mr. Buescher's [principal address is the same as Bessemer's. The principal address of Messrs. Burgin, Hardymon and Gabrieli is 83 Walnut Street, Wellesley Hills, Massachusetts 02181-2101. Bessemer has offices at both the Menlo Park and Wellesley Hills addresses.


*As of January 1, 1995 Mr. Brownstein became a Special General Partner of Bessemer with no power to participate in the management of its affairs.


      (d)  Title of Class of Securities:

                 Common Stock

      (e)  CUSIP number:

                 865906 10 1



                       Page 8 of 9 Pages



Item 3.

           Not Applicable


Item 4.    Ownership as of December 31, 1995.

           Items 5 through 9 and Item 11 of Pages 2, 3 and 6 of this Statement incorporated herein by reference.


Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.


Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not applicable.


Item 8.    Identification and Classification of Members of the Group.

           See the answer to Item 2(a), (b) and (c).


Item 9.    Notice of Dissolution of Group.

           Not applicable


                       Page 9 of 9 Pages

Item 10.   Certification.

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:     February 12, 1996.

                                  BESSEMER VENTURE PARTNERS L.P.

                                  By:   Deer & Co., General Partner

                                  By:
                                        /s/ Robert H. Buescher, Partner


                                  DEER & Co.

                                  By:
                                        /s/ Robert H. Buescher, Partner


                                  BESSEMER VENTURE PARTNERS II L.P.

                                  By:   Deer II & Co., General Partner

                                  By:
                                        /s/ Robert H. Buescher, Partner


                                  DEER II & Co.

                                  By:
                                        Robert H. Buescher, Partner


                                        /s/ Robert H. Buescher


                                  G. FELDA HARDYMON

                                  By:
                                        /s/ Robert H. Buescher,
                                         Attorney-in-Fact